Exhibit 99.2

Eagle Ford Focused Growth Not for release or distribution in the United States 1 www.sundanceenergy.com.au

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information This presentation contains summary information about Sundance and its activities current as at 24 May 2016 ("Information"). The Information in this presentation is subject to change without notice and does not purport to be complete or comprehensive. It does not purport to summarise all information that an investor should consider when making an investment decision. It should be read in conjunction with Sundance’s other periodic and continuous disclosure anno uncements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Sundance reserves the right to vary the timetable included in this presentation. Not financial or product advice This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal, financial and/or taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. 2

Disclaimers (cont’d) Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and capital invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor d oes it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information. Disclaimer The Information has been obtained form or based on sources believed by Sundance to be reliable. To the maximum extent permitted by law, Sundance, its officers, employees, agents and advisors do not make any representation or warranty (express or implied) as to the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents, advisors and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, "forecast", “will”, “should”, "could", “seek” and other similar words or expressions. 3

Disclaimers (cont’d) The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and change without notice, as are statements about market and industry trend, which are based on interpretations of current market conditions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, investors should not place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates, advisors or other persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, Sundance and its directors, officers, employees, advisers, agents and intermediaries disclaim any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by Sarah Fenton, Professional Engineer, who is licensed in Colorado, USA and is qualified in accordance with ASX Listing Rule 5.11. Ms. Fenton, Director of Reservoir Engineering, has consented to the inclusion of this information in the form and context in which it appears. Reserve Estimates The Company’s Reserve estimates are calculated by Ryder Scott Company, L.P. as at 1 January 2016 in accordance with SEC guidelines, except that NYMEX strip prices and various anticipated operating and capital cost reductions were applied. NYMEX strip pricing as of 31 December 2015 was adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the price used for the Reserves shown in the presentation ranged from an average of $40.34 per barrel in 2016 to $55.04 per barrel in 2027 and thereafter and were used to calculate PV-10 at 31 December 2015. For natural gas volumes, the price used for the Reserves shown in the presentation ranged from an average of $1.35 per million British thermal units ("MMBTU") in 2016 to $2.61 per MMBTU in 2027 and thereafter were used to calculate PV-10 at 31 December 2015. Not an offer The Information does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction. Neither this presentation nor anything in it shall form any part of any contract for the acquisition of Sundance shares. The distribution of this presentation outside Australia may be restricted by law and you should observe any such restrictions. See "International Offer Restrictions". 4

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 5

# Executive summary

## Company Overview - Eagle Ford focused asset base

| | |
|---|---|
| **Ticker:** | **SEA (ASX Listed)** |
| **Share count:** | **560.5 million** |
| **Market capitalization:** | **US$69.8 million** |
| **Enterprise value:** | **US$258 million** |
| **2016 projected EBITDAX:** | **US$55-60 million** |
| **Proved reserves:** | **26.2 mmboe[2]** |
| **Pre-tax 1P PV-10:** | **US$254.7 million[2,3]** |
| **2015 daily prod:** | **7,915 boed (63% oil)** |



Greater Anadarko
Mississippian / Woodford
Net acres: ~18,200
1P reserves: 1.8 mmboe[2]
2015 prod: 1,100 boed
Current prod: ~700boed[1]
Locations: 367 gross & 128 net
% operated: 68%
% WI: 41.7%
Counties: Logan, Noble and Garfield
South Texas
Eagle Ford
Net acres: ~40,000
1P reserves: 24.4 mmboe[2]
2015 prod: 6,814 boed
Current prod: ~5,600 boed[1]
Locations: 408 gross & 337 net
% operated: 99.4%
% WI: 73.3%
Counties: McMullen, Dimmit, Atascosa Live Oak, and Maverick

**Superior Performance through Commodity Cycles**

Note: Based on Company filings and press releases. Market cap and enterprise value shown as of 17 May 2016, based on 30 April 2016 debt of $192mm and 30 April 2016 cash of $3.8mm; production represents 2015 avg boed
(1) Current production represents approximate Q1 2016 daily average
(2) Reserve report based on Ryder Scott valuation (dated as of 1 January 2016)
(3) Includes mark-to-market PV-10 hedge value of $11.3mm as of 31 December 2015

SUNDANCE energy 6

# Executive Summary

## Equity Raise Overview

| | |
|---|---|
| Offer Structure | ▪ 2 Tranche Placement of ~615.4 million shares to raise ~A$80 million before costs<br>▪ Tranche 1 of 62.8 million shares (within Sundance's 15% placement capacity) to raise A$8.2 million<br>▪ Tranche 2 of 552.6 million shares to raise A$71.8 million (subject to approval by Sundance's shareholders at the general meeting ("GM") scheduled to be held on or around Tuesday, 12 July 2016)<br>▪ Share Purchase Plan ("SPP") offering of up to A$15,000 per shareholder with registered addresses in Australia or New Zealand capped at A$10 million. The SPP is at the placement price and is subject to shareholder approval at the GM. |
| Pricing | ▪ Fixed price of A$0.13 per share<br>▪ Discount of 21.2% to the 27 May 2016 closing price of A$0.165 per share<br>▪ Discount of 20.9% to the 5-day VWAP |
| Use of Funds | ▪ Accelerated development<br>▪ Working capital to target bolt-on acquisitions and for other general corporate purposes<br>▪ Transaction costs |
| Joint Lead Managers and Bookrunners | ▪ Euroz Securities Limited ("Euroz") and Canaccord Genuity (Australia) Limited ("Canaccord") |
| Post Raising/Completion | ▪ Cash on hand of US$58.5 million (pro-forma, 31 March 2016, prior to costs and proceeds from the SPP)<br>▪ Shares on issue of ~1,176 million prior to issue of shares under the SPP<br>▪ Market Capitalisation of ~A$152.9 million at Placement issue price (excluding SPP) |
| Indicative Timetable | ▪ Placement book closes Tuesday, 31 May 2016 at 4.00PM AEST<br>▪ Tranche 1 Settlement Tuesday, 7 June 2016<br>▪ Date of GM to approve Tranche 2, Tuesday, 12 July 2016<br>▪ Tranche 2 Settlement Wednesday, 13 July 2016 |

SUNDANCE energy

7

Executive summary Key investment highlights pro forma for equity raise Eagle Ford asset base operational execution (1) (2) (3) (4) Based on 11 May 2016 NYMEX strip pricing Based on internal Company estimates (as of 1 May 2016), pro forma for development 5000’ type well in the Company’s McMullen County Eagle Ford project, excludes facilities Based on $50/bbl oil, $2.50/mcf gas and 30% WTI NGL 8 Premier position encompassing ~40,000 net acres in the Eagle Ford Pro forma FY2016 production of 7,000-7,500 boepd and exit rate of 8,000-8,800 boepd Pro forma proved reserves of ~37.3 mmboe(1,2) Substantial development inventory with 408 gross (337 net) total undrilled Eagle Ford locations High quality, producing Economic PUDs at current NYMEX strip pricing: McMullen IRR%: 45%(4) Dimmit IRR%: 17%(1) Atascosa IRR%: 17%(1) Equity raise facilitates new development which adds ~$56 million of proved PV10(1,2) Remaining proceeds from equity raise to fund accretive, bolt-on acquisitions of producing properties with undeveloped upside, transaction costs and other general corporate purposes Strong returns in current market Q1 2016 field operating costs of $7.27/boe with plan to reduce to $5.50-$6.00/boe in 2016 Q1 2016 total operating costs of $12.26/boe with plan to reduce to $9.00-$9.50/boe in 2016  Current McMullen Eagle Ford drill and complete (“D&C”) cost of ~$3.5 million per well(3) Top tier 180 day IPs in McMullen County Eagle Ford play Low cost structure and track record of Borrowing base re-affirmed at $67 million in May 2016 $58.5 MM in expected liquidity before executing development plan and potential acquisitions Leverage metrics and capitalization sustainable for foreseeable future Strong pro forma balance sheet

Executive summary Management team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in August 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 20 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. Trina Medina, Vice President, Reservoir Engineering Trina was appointed VP of Reservoir Engineering in September 2015. Trina has over 20 years of broad reservoir engineering experience focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield, Stone Energy Corp, PDVSA (PDVSA E&P). Trina is a member and reviewer for SPEE. 9

Track Record of Value Creation Acquired non-Wattenberg in 2008/2009 Divested to 3 separate buyers in 2013/2014 Divested to QEP re-adjusted focus to oil acreage 10 Prospect Basin Date Transaction Value (US$) IRR Comments DJ Basin assets (Codell/Niobrara) DJ July 2014 $116MM 104% Acquired Wattenberg in 2011/2012 Divested to private buyer in 2014 Phoenix/Goliath (Bakken/Three Forks) Willison Late 2013/ Early 2014 $51MM 45% Acquired in 2008/2009 South Antelope field (Bakken/Three Forks) Williston Aug 2012 $172MM 75% Acquired in 2007/2008 Ashland Prospect (Woodford Shale) Arkoma Late 2007 $46.4MM 78% Entire interest sold following

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 11

Eagle Ford Core position in the western Eagle Ford Sundance holds a ~40,000 net acre position in South Texas targeting the Eagle Ford Current production of ~5,600 boed(2) 1P reserves of 24.4mmboe(1) •1P PV-10 of ~$227mm(1,3) Targeting: Eagle Ford Oil Window Cabot Newfield Chesapeake Volatile Oil & Net acres: ~14,500 Sundance acreage (1) (2) (3) (4) (5) Reserve report based on Ryder Scott valuation (dated as of 1 January 2016) Current production represents approximate daily average for Q1 2016 Includes facilities costs of $2.9mm and $700m of non-op interests in Maverick county Based on internal Company estimates (as of 1 January 2016) Excludes unallocated facility and other infrastructure costs totaling $9.7mm 12 •PDP PV-10 of ~$145mm(1) 408 gross (337 net) undrilled Eagle Ford locations(4) Atascosa Position Targeting: Eagle Ford Net acres: ~5,500 Net remaining locations: 71(4) Gross wells completed: 7 Current production: ~165 boed(2) PDP PV-10: ~$3.4 million(5) 1P PV-10: ~$18.9 million(5) Producing Eagle Ford wells color coded by Operator (as of July 2015) PVR BHP -PetrohawkChesapeake EOG Dimmit Position Net acres: ~19,000 Net remaining locations: 219(4) Gross wells completed: 8 Current production: ~850 boed(2) PDP PV-10: ~$16.0 million(5) 1P PV-10: ~$28.3 million(5) GOR < 750Carrizo Chesapeake Anadarko Talisman Condensate Window SM-Energy McMullen/Live Oak Position Targeting: Eagle Ford Net remaining locations: 53(4) Gross wells completed: 62 Current production: ~4,585 boed(2) PDP PV-10: ~$131.2 million(5) 1P PV-10: ~$189.4 million(5) Dry Gas Window N 50 miles

Asset Overview McMullen, Atascosa and Live Oak Counties Premier Western Eagle Ford Position Active Eagle Ford Operators 69 PDP wells Refrac program expected to begin Q3 2016 Track record of improving recoveries Atascosa 3 Sundance-operated DUCs 6,000 ft average lateral length 146 gross (118 net) remaining undrilled 3P locations 6,800 ft average lateral length (1) Legacy wells 400 350 300 250 200 150 100 50 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 Months on production (1)All wells normalized to 7,570 feet 13 Cumulative production (mboe) Generation 1(1) Generation 2(1) Generation 3(1) Sundance acreage SEA-CHK JV acreage Chesapeake Conoco EOG Marathon Murphy PetroHawk / BHP Pioneer SM Energy Sundance Swift Talisman McMullen Live Oak 2 miles N

McMullen County Peer Comparison Operational excellence 400 3,000 Median BOEPD, 1st 180 days(1) McMullen County peer review utilizing public data from approximately 500 recent completions 300 2,000 200 1,000 100 Main selection criteria included wells completed from January 2014 to present with 180 days of production and a GOR < 6,000 15 - - Oper AVG BOEPD # Wells Median BOEPD lbs prop/GPI 400 3,000 Median BOPD, 1st 180 days(1) 300 Sundance outperformed most competitors in the county, second out of its peer group on a boepd basis and third out of its peer group on a bopd basis 2,000 200 1,000 100 - - Oper AVG BOPD # Wells Median BOPD lbs prop/GPI Source: IHS (1)All wells normalized to 5000 ft. GPI (2)Peer group consists of Abraxas, Carrizo, Chesapeake, Cheyenne, Comstock, Conoco, EOG, Hunt Oil, Marathon, Murphy, Sanchez, Swift, and Talisman 14 BOPD BOEPD lbs prop/GPI [#/ft] lbs prop/GPI [#/ft] 15 82 16 36 80 110 16 3 9 58 16 24 17 5 82 36 16 80 16 110 24 9 3 58 5 16 17

Eagle Ford – Play Economics McMullen County Type Curve Normalized Performance(2) McMullen Type Curve EUR , MBOe 476 Well Cost , $M 5,670 Type Curve IRR Price Sensitivity 100 10 IRR , %(1) 45.0 80 8 60 6 EUR , boe/ft 67 40 4 20 2 PV10, M$ 3,045 0 0 35.00 40.00 50.00 60.00 70.00 80.00 NYMEX _ WTI , $/bbl (1) (2) (3) IRR, 50 $/bbl Oil, 2.50 $/mcf Gas, 30% WTI NGL Performance normalized to type curve lateral length Type curve lateral length represents the average lateral length of remaining locations 15 IRR % PayOut , years Avg. Lateral Length , ft7,125 Oil EUR , bo/ft55 IRR PayOut Operating Expenses , $/boe1.50 – 3.11 IP , bo/d611 Oil EUR , MBO390

Asset Overview Dimmit County Upside in Dimmit County Eagle Ford Structure Map with active Operators Substantial oil in place creates 2 distinct targets 330’ inter-well spacing in chevron pattern Ammann EFS 1HA tested the Lower-Lower EGFD (“LLEF”) Ammann EFS 2HA tested the Upper-Lower EGFD (“ULEF”) The positive results from the Ammann wells point toward economic prospectivity of 330 ft downspacing 90,000 80,000 70,000 60,000 50,000 40,000 30,000 20,000 10,000 - Ammann wells v. Dimmit County Percentile Bands(1) Wells have not exhibited any interference Potential for 262 gross (219 net) Eagle Ford locations(2) Proved reserves of 3.7 mmboe(3) - 1 2 3 4 5 6 7 8 9 10 11 12 Months on production P80 to P60 well P60 to P40 well P40 to P20 well AMMANN EFS 1HA AMMANN EFS 2HA Source: DI Analytics, Sundance data (1) (2) (3) Includes all horizontal Eagle Ford wells in Dimmit County with FPD subsequent to 1 January 2014 and at least six months of production data Based on internal Company estimates (as at 1 January 2016) Based on internal Company estimates using 11 May 2016 strip pricing 16 Cumulative oil production (bbl) Peak 30-Day Production N 20 miles Sundance acreage Ammann EFS 1HA & 2HA

Eagle Ford – Play Economics Dimmit County Type Curve Normalized Performance (2) Dimmit Type Curve EUR , MBOe 529 Well Cost , $M 5,945 Type Curve IRR Price Sensitivity 80 10 IRR , % (1) 17.4 8 60 6 EUR , boe/ft 66 40 4 20 2 PV10, M$ 1,137 0 0 35.00 40.00 50.00 60.00 70.00 80.00 NYMEX _ WTI , $/bbl (1) (2) (3) NYMEX Strip as of 11 May 2016 Performance normalized to type curve lateral length Type curve lateral length represents the average lateral length of remaining locations 17 IRR % PayOut , years Avg. Lateral Length , ft7,992 Oil EUR , bo/ft33 IRR PayOut Operating Expenses , $/boe1.33 – 2.49 IP , bo/d320 Oil EUR , MBO260

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 18

Pro Forma Capitalization Pro Forma Capital Structure and Use of Funds(1) Eagle Ford Peer Group(2) Leverage Ratio(3) (1) (2) (3) (4) As at 31 March 2016, pro forma for estimated net proceeds from capital raise Peer group includes Abraxas, Carrizo, Earthstone, Lonestar, Penn Virginia, and Sanchez Leverage ratio based on net debt divided by consensus 2016E EBITDA from GMP Securities, except Sundance internal projections Use of funds is based on proceeds from Placement and does not assume any proceeds from SPP. Any such proceeds from SPP wil l be applied to working capital. 19

Pro Forma Guidance Production (boepd) Oil, Gas and NGL Price Differentials(1) (4.50) (4.00) (3.50) (3.00) (2.50) (2.00) (1.50) (1.00) (0.50) - 35% 30% 25% 20% 15% 10% 5% 0% 10,000 8,000 6,000 4,000 2,000 - FY2015 Q1 2016A Q2 2016E Q3 2016E Q4 2016E FY2015 Q1 2016A Q2 2016E Q3 2016E Q4 2016E Base Upside Oil (vs WTI) Gas (vs HH) NGLs (% WTI) Pro Forma Capital Expenditures ($M) Development Plan (Net Wells) 30.0 25.0 20.0 15.0 10.0 5.0 - 14 12 10 8 6 4 2 - 12 3 1 1 1 Q1 2016A Q2 2016E Q3 2016E Q4 2016E Q1 2016A Q2 2016E Q3 2016E Q4 2016E Development Facilities, Pumps, Infrastructure SPUD Completions IP (1) NYMEX WTI and HH as at 11 May 2016 20 Oil & Gas Differential ($) NGL Price as a % of WTI 10 2 4.8 24.4 16.2 1.2 2.1 800 7,915 8,000 6,500 6,304 5,300

Cost Benchmarking Capital Expenditures per Well* Peer Group(1) Capital Expenditures per Well* 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 5,504 6,000 5,000 4,000 3,000 2,000 1,000 - 7.0 4,727 4,594 4.4 4.3 4.1 4.0 3.9 3.7 YE 2015 Q1 2016 *Based on actual lateral length Q2 2016 Peer 1Peer 2Peer 3Peer 4Peer 5 SEA Peer 6 Peer 7 *Normalized to 5,000 ft laterals Drilling Completions Facilities & Pump Cash Operating Expenses(3) Peer Group(1) Cash Operating Expenses(2) (Q1 2016) 30.00 14.00 12.00 10.00 8.00 6.00 4.00 2.00 - 25.28 25.00 9.13 8.17 20.00 7.07 16.31 14.9214.96 13.95 15.00 12.41 10.00 5.00 Q1 2016A Q2 2016E Q3 2016E Q4 2016E FY2016E - LOE Prod Taxes G&A Peer 1Peer 2 SEA Peer 3Peer 4Peer 5Peer 6 Peer 7 Source: (1) (2) (3) Peer data obtained from GMP Securities and peer financial statements Peer group includes Abraxas, Carrizo, Earthstone, Lonestar, Penn Virginia, Sanchez and Swift Natural gas converted to boe on a price base at 16.9:1 as opposed to energy equivalent basis of 6:1 Natural gas converted to boe on a 6:1 energy basis 21 $ Per Boe $MM 18.59 17.24 Cost reductions already contracted; 12.26 implementation in progress 4.98 10.78 4.57 3.55 3.09 1.48 2.41 5.79 1.83 1.97 2.15 2.22 4.38 3.61 2.93 2.44 5.8 3,138 2,721 2,721 1,939 1,580 1,484

Summary High IRR development in existing Company assets Pro forma Proved Reserves of 37.3 mmboe, a 10.7 mmboe increase from year end 2015 Pro forma 2016E exit rate production of 8,000 - 8,800 boepd Borrowing base affirmation provides stable balance sheet as platform for growth 22

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 23

# Asset overview

## Mississippian Lime - Woodford Overview

### Key Points

- ~32,000 gross acres / ~18,200 net acres
  - ~82% of developed acreage position is operated
  - Average operated WI of 85.8% / NRI of 69.4%
- Sundance Energy's (SE) leasehold overlaps with Devon, Stephens and Osage
- ~250 producing wells drilled in the area over the last few years
- Core acreage position displays a much lower water cut (~40% oil to water ratio) compared to other parts of the play
- 26 producing SE operated horizontal wells and 3 woc
  - Mississippian: 15 producing, 2 woc
  - Woodford: 11 producing, 1 woc
- Utilization of horizontal technology to reduce risk in the conventional Mississippian Lime resource
- Drilling and completion changes have reduced AFEs by 23% as of 1 October 2014
  - Current D&C AFE sub-$3mm
  - 6 core development areas (pods) with infrastructure in place
  - 6 company operated SWD wells in place and disposal arrangements established with other operators outside of development pods
  - Three-phase electric in place for 90% of the wells drilled to date

### Mississippi Lime – Woodford operators



Logan
N
6 mi
LEGEND
SEA Acreage
Development Pods
SE SWD wells
Horizontals by Operator
Devon Energy
Osage Exploration
Stephens
Sundance Energy

SUNDANCE energy

24

Hedge Summary HEDGE CONTRACTS PRICING OIL bbl bbl/day Floor(1) Ceiling 2016 2017 2018 2019 575,328 624,000 348,000 168,000 2,688 bbls of oil hedged for 2016* 1,710 bbls of oil hedged for 2017 953 bbls of oil hedged for 2018 460 bbls of oil hedged for 2019 50.62 47.53 50.48 52.51 79.99 72.92 82.89 n/a GAS mcf boe/day Floor(1) Ceiling 2016 2017 2018 2019 1,190,000 1,320,000 930,000 360,000 927 boe of gas hedged for 2016* 603 boe of gas hedged for 2017 425 boe of gas hedged for 2018 164 boe of gas hedged for 2019 2.54 2.85 3.00 3.27 3.98 3.91 4.32 4.65 *June-December of 2016 25 (1) The Company’s outstanding derivative positions include swaps totaling 1,179,328 Bbls and 2,060,000 Mcf, which are included in the weighted average floor. $2.83 $4.08 3,800,000 $49.65 $80.53 1,715,328

Reserve summary(1,2) Net proved reserves as of 1 January 2016 Oil (mbbls) NGL (mbbls) Gas (mmcf) Total (mboe) PV-10 ($mm) PDP Texas Oklahoma 6,124 595 1,652 545 11,362 3,213 9,670 1,675 $145.3 $15.5 Total PDP PDNP 6,719 2,197 14,575 11,345 $160.8 Total PDNP PUD - - - - ($0.1) Texas Oklahoma 11,074 90 1,447 53 13,106 314 14,705 196 $81.7 $1.1 Total PUD 11,164 1,500 13,420 14,901 $82.8 PV-10 hedge value (2) $11.3 1P PV-10 by category 1P reserves by category 1P reserves by commodity OK PUD 1% OK PDP 6% OK PDP 6% OK PUD 0% Gas 18% Total: 26.2mmboe Total: 26.2mmboe Total: $243mm TX PUD 34% NGL 14% TX PDP 37% TX PUD 56% Oil 68% TX PDP 60% (1)Reserve report based on Ryder Scott valuation (dated as of 1 January 2016) (2)Includes mark-to-market PV-10 hedge value of $11.3 mm as of 31 December 2015 26 Total asset value $254.7 Total proved 17,883 3,697 27,995 26,246 $243.4

Definitions Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, non-cash share-based compensation, loss on debt extinguishment, restructuring charges, and gains and losses on commodity hedging, net of settlements of commodity hedging. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from rec ent activity. “DUCs” are defined as wells drilled, but uncompleted. “EUR” defined as estimated ultimate recovery. “FPD” defined as first production date. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. “GPI” defined as gross perforated interval. “m” is defined as a thousand. “mm” or “MM” are defined as a million. “mboe” is defined as a thousand barrels of oil equivalent. “mmboe” is defined as a million barrels of oil equivalent. Operating costs used in this report are based on operating expense records of Sundance. Reserves are estimated in US dollars. “SPP” defined as Share Purchase Plan. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “PUDs” or “Proved Undeveloped Reserves” and “PDP” and Proved Developed Producing” are defined as Proved developed and Undeveloped Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate (respectively). “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves.  27

International Offer Restrictions This document does not constitute an offer of new ordinary shares ("Shares") of the Issuer in any jurisdiction in which it would b e unlawful. In particular, this document may not be distributed to any person, and the Shares may not be offered or sold, in any country outside Australia except to t he extent permitted below. Canada (British Columbia, Ontario and Quebec provinces) This document constitutes an offering of Shares only in the Provinces of British Columbia, Ontario and Quebec (the "Provinces") and to those persons to whom they may be lawfully distributed in the Provinces, and only by persons permitted to sell such Shares. This document is not, and un der no circumstances is to be construed as, an advertisement or a public offering of securities in the Provinces. This document may only be distributed in the Provinces to persons that are "accredited investors" within the meaning of NI 45-106 – Prospectus and Registration Exemptions, of the Canadian Securities Administrators. No securities commission or similar authority in the Provinces has reviewed or in any way passed upon this document, the merits of the Shares or the offering of Shares and any representation to the contrary is an offence. No prospectus has been, or will be, filed in the Provinces with respect to the offering of Shares or the resale of such securities. Any person in the Provinces lawfully participating in the offer will not receive the information, legal rights or protections that would be afforded had a prospectus been filed and receipted by the securities regulator in the applicable Province. Furthermore, any resale of the Shares in the Provinces must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with exemptions from dealer registration and prospectus requirements. These resale restrictions may in some circumstances apply to resales of the Shares outside Canada and, as a result, Canadian purchasers should seek legal advice prior to any resale of the Shares. The Issuer as well as its directors and officers may be located outside Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Issuer or its directors or officers. All or a substantial portion of the assets of the Issuer and such person s may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the Issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Issuer or such persons outside Canada. Any financial information contained in this document has been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board. Unless stated otherwise, all dollar amounts contained in this document are in Australian dollars. Statutory rights of action for damages and rescission Securities legislation in certain of the Provinces may provide purchasers with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, when an offering memorandum that is delivered to purchasers contains a misrepresentation. These rights and remedies mu st be exercised within prescribed time limits and are subject to the defenses contained in applicable securities legislation. Prospective purchasers should refer to the applicable provisions of the securities legislation of their respective Province for the particulars of these rights or consult with a legal adviser. 28

International Offer Restrictions (cont’d) The following is a summary of the statutory rights of rescission or to damages, or both, available to purchasers in Ontario. In Ontario, every purchaser of the Shares purchased pursuant to this document (other than (a) a "Canadian financial institution" or a "Schedule III bank" (each as defined in NI 45-106), (b) the Business Development Bank of Canada or (c) a subsidiary of any person referred to in (a) or (b) above, if the person owns all the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary) shall have a statutory right of action for damages and/or rescission against the Issuer if this document or any amendment thereto contains a misrepresentation. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Issuer. This right of action for rescission or damages is in addition to and without derogation from any other right the purchaser may have at law. In particular, Section 130.1 of the Securities Act (Ontario) provides that, if this document contains a misrepresentation, a purchaser who purchases the Shares during the period of distribution shall be deemed to have relied on the misrepresentation if it was a misrepresent ation at the time of purchase and has a right of action for damages or, alternatively, may elect to exercise a right of rescission against the Issuer, provided that (a) the Issuer will not be liable if it proves that the purchaser purchased the Shares with knowledge of the misrepresentation; (b) in an action for damages, the Issuer is not l iable for all or any portion of the damages that the Issuer proves does not represent the depreciation in value of the Shares as a result of the misrepresentation relied upon; and (c) in no case shall the amount recoverable exceed the price at which the Shares were offered. Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than (a) in the case of any action for rescission, 180 days after the date of the transaction that gave rise to the cause of action or (b) in the case of any action, other than an action for rescission, the earlier of (i) 180 days after the purchaser first had knowledge of the fact giving rise to the cause of action or (ii) three years after the date of the transaction that gave rise to the cause of action. These rights are in addition to and not in derogation from any other right the purchaser may have. Certain Canadian income tax considerations. Prospective purchasers of the Shares should consult their own tax adviser with respect to any taxes payable in connection with the acquisition, holding or disposition of the Shares as any discussion of taxation related matters in this document is not a comprehensive description and there are a number of substantive Canadian tax compliance requirements for investors in the Provinces. Language of documents in Canada. Upon receipt of this document, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de ce rtitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement. 29

International Offer Restrictions (cont’d) Hong Kong WARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the "SFO"). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the Shares have not been and will not be offered or sold in Hong Kong ot her than to "professional investors" (as defined in the SFO). No advertisement, invitation or document relating to the Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the publ ic of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors (as defined in the SFO and any rules made under that ordinance). No person allotted Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities. The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise cauti on in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. New Zealand This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMC Act"). The Shares are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who: is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act; meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act; is large within the meaning of clause 39 of Schedule 1 of the FMC Act; is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act. 30

International Offer Restrictions (cont’d) Singapore This document and any other materials relating to the Shares have not been, and will not be, lodged or registered as a prospe ctus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of Shares, may not be issued, circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), or as otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA. This document has been given to you on the basis that you are (i) an existing holder of the Issuer’s shares, (ii) an "institutional investor" (as defined in the SFA) or (iii) a "relevant person" (as defined in section 275(2) of the SFA). In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore. Any offer is not made to you with a view to the Shares being subsequently offered for sale to any other party. There are on-sale restrictions in Singapore that may be applicable to investors who acquire Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly. Switzerland The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other st ock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares may be publicly distributed or otherwise made publicly available in Switzerland. The Shares will only be offered to regulated financial intermediaries such as banks, securities dealers, insurance institutions and fund management companies as well as institutional investors with professional treasury operations. Neither this document nor any other offering or marketing material relating to the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland. 31

International Offer Restrictions (cont’d) United Kingdom Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the Shares. This document is issued on a confidential basis to "qualified investors" (within th e meaning of section 86(7) of the FSMA) in the United Kingdom, and the Shares may not be offered or sold in the United Kingdom by means of this document, any accompanying l etter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) of the FSMA. This document sh ould not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in conn ection with the issue or sale of the Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Issuer. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on th is document or any of its contents. United States This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The Shares have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. 32